EXHIBIT 99.1

MATERIAL CHANGE REPORT

FORM 51-102F3

Item 1	Name and Address of Company

NXT Energy Solutions Inc. (NXT or the Company) Suite 302 3320 - 17th Avenue SW Calgary, Alberta T3E 0B4

Item 2	Date of Material Change

December 2, 2022

Item 3	Report

A press release was disseminated on December 2, 2022 through Global Newswire, and subsequently filed on SEDAR.

Item 4	Summary of Material Change

NXT announced the closing of its previously-announced rights offering (the Rights Offering), which expired on November 30, 2022. Under the Rights Offering, the Company raised total gross proceeds of $386,852.40 from the issuance of a total of 2,149,180 common shares.

Item 5	Full Description of Material Change

On December 2, 2022 NXT announced the closing of its previously announced Rights Offering. The rights granted under the Rights Offering expired on November 30, 2022.

Under the Rights Offering, rights (Rights) to purchase common shares of the Company (Common Shares) at a price of $0.061 were granted to each existing shareholder as of November 7, 2022. 2.95 Rights gave the holder thereof the right to purchase one Common Share. A total of 2,149,180 Common Shares were issued pursuant to the exercise of Rights (including both the basic subscription and the additional subscription). The total number of Common Shares issued by NXT under the Rights Offering was 2,149,180.

The aggregate gross proceeds to the Company from the Rights Offering were $386,852.40 (the Proceeds). The full amount of the Proceeds will be used to support working capital requirements to commence SFD® surveys and for general and administrative overhead expenses.

As a result of the Rights Offering, NXT now had 67,776,293 Common Shares outstanding as at December 2, 2022.

Item 6	Reliance on Section 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

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Item 8	Executive Officer

Eugene Woychyshyn, Vice President – Finance and Chief Financial Officer Tel: (403) 206-0805

Item 9	Date of Report

December 7, 2022

Forward-Looking Statements

Certain information provided in this material change may constitute forward-looking information within the meaning of applicable securities laws. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “estimate”, “will”, “expect”, “plan”, “schedule”, “intend”, “propose” or similar words suggesting future outcomes or an outlook. Forward-looking information in this material change report includes, but is not limited to, information regarding the use of the funds raised under the Rights Offering. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Risk factors facing the Company and the Rights Offering are described in the Rights Offering Circular filed on www.sedar.com and as part of the Form F-7 registration statement to be filed with the U.S. Securities and Exchange Commission at www.sec.gov. Additional risk factors facing the Company are described in its most recent Annual Information Form for the year ended December 31, 2021 and MD&A for the three and nine month periods ended September 30, 2022, which have been filed electronically by means of the System for Electronic Document Analysis and Retrieval located at www.sedar.com. The forward-looking statements contained in this material change report are made as of the date hereof, and except as may be required by applicable securities laws, the Company assumes no obligation to update publicly or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

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